SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Xin Yuan Yi Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

TRINA SOLAR LIMITED

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: February 4, 2008

Exhibit 99.1

For Immediate Release

Contact:

Trina Solar Limited	CCG Elite Investor Relations
Mr. Sean Shao, CFO	Mr. Crocker Coulson, President
Phone: +(86) 519-8548-6752 (Changzhou)	Phone: +(1) 646-213-1915
Mr. Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: +(86) 519-8548-6752 (Changzhou)	Ed Job, CFA
Email: ir@trinasolar.com	Phone: +(1) 646-213-1914
Email: ed.job@ccgir.com

Trina Solar Announces Management Changes

Changzhou, China – January 31, 2008 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, announced today the following management changes at the Company:

Mr. Terry Wang has joined the Company as Senior Vice President of Finance of Trina Solar. Mr. Wang has 20 years of extensive experience in international financial operations and management in technology and manufacturing industries. Prior to joining Trina Solar, Mr. Wang served as the Executive Vice President of Finance of Spreadtrum Communications, Inc., a fabless semiconductor company listed on NASDAQ. Prior to Spreadtrum Communications, Mr. Wang served as CFO of a silicon valley based technology company and controller at one of the world’s largest NASDAQ-listed semiconductor assembly and testing companies. Mr. Wang, who is a Certified Management Accountant (CMA) and Certified in Financial Management (CFM), holds an MBA in Finance from the University of Wisconsin.

The Company also announced the appointment of Mr. Jason Chan as Vice President, Legal Affairs, who will report directly to Jifan Gao. Before joining Trina Solar, he served as Legal Counsel of The9 Limited, a NASDAQ-listed company based in Shanghai. Mr. Chan attended City University of Hong Kong and has been qualified as a solicitor in Hong Kong since 1997.

At the same time, the Company announced that the Board of Directors of Trina Solar has accepted Mr. Sean Shao’s resignation as Chief Financial Officer effective March 31, 2008 to pursue other interests. Mr. Terry Wang will be appointed Chief Financial Officer of Trina Solar immediately upon Mr. Shao’s departure.

Mr. Jifan Gao, Chairman and Chief Executive Officer of Trina Solar, said, “We greatly appreciate the unique contributions Sean made during his tenure here. He established and improved Trina’s financial management and internal control systems, and is credited in building a strong finance team exemplified by international best practice and culture. We respect his decision and wish him and his family the very best with his future endeavors.”

“We are also pleased to have Terry joining our executive management team,” said Mr. Gao, “His depth of financial, accounting and operational experience will be invaluable to Trina Solar and will further bolster our strong financial management track record. We are fortunate to have Terry in place working with our audit committee to ensure an orderly transition.”

“It has been a great privilege to have worked with the outstanding management team at Trina Solar,” stated Mr. Sean Shao, “The Company accomplished a great deal over the past several quarters and I have been grateful to be part of this talented team.”

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd., is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is currently one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including a number of European countries, such as Germany, Spain and Italy. Trina Solar’s solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. Trina Solar successfully completed its initial public offering on the New York Stock Exchange in December, 2006 and its ADSs are traded under the ticker symbol TSL. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Exhibit 99.2

For Immediate Release

Contact:

Trina Solar Limited	CCG Elite Investor Relations
Mr. Sean Shao, CFO	Mr. Crocker Coulson, President
Phone: +(86) 519-8548-6752 (Changzhou)	Phone: +(1) 646-213-1915
Mr. Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: +(86) 519-8548-6752 (Changzhou)	Ed Job, CFA
Email: ir@trinasolar.com	Phone: +(1) 646-213-1914
Email: ed.job@ccgir.com

Trina Solar Announces Operational Milestones

Changzhou, China – January 29, 2008 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, announced today the following updates relating to its previously stated capacity, operational, and technology roadmap targets that were achieved in the quarter ended December 31, 2007:

•	150MW integrated capacity achieved for ingot, wafer, cell and module production

•	Successful ramp up of new cell production lines No. 3-6

•	Increased in-house cell processing to over 75% for the Q4 2007 production

•	Realized in-house cell efficiency rates of up to 17.0% (monocrystalline) and 15.6% (multicrystalline)

•	Commenced commercial production of 220-watt multicrystalline-based modules

“We are extremely pleased to have reached several operational goals in the fourth quarter of 2007,” said Trina Solar’s Chairman and CEO, Jifan Gao. “We achieved all-time highs in both in-house cell efficiency and output rates for our six cell manufacturing lines, which will have notable impact on our margin expansion. Going forward, we will continue to focus on decreasing module manufacturing costs through additional gains in cell efficiencies, reduced polysilicon usage, and production scale advantages achieved by the execution of our technology roadmap. These advancements will continue to be driven by technology transfer, operational synergies and quality assurance advantages provided through our vertical manufacturing platform.”

2008 Sales and Technology Roadmap Update

As of this date, the Company has pre-sold 100% and 75% of its first and second half 2008 targeted module production, respectively, representing approximately 85% of its targeted module production of 200-210 MW for 2008.

The Company plans to initiate production tests of 180 micron wafers and cells in the first half of the year, with goals to reduce thickness to 140 and 160 microns by 2010 for its mono- and multicrystalline-based cells, respectively. Cell efficiency rates are expected to reach approximately 19% and 18% by 2010 for mono- and multicrystalline-based cells, respectively, yielding module power to approximately 240-250 watts. In December 2007, the Company’s existing and newly launched multicrystalline cell lines achieved average cell efficiency rates of 16.6% and 15.3%, respectively.

2008 and 2009 Silicon Feedstock

The Company has now secured over 80% of its estimated silicon feedstock requirements for 2008, an equivalent of approximately 165MW based on a module production target of 200-210MW of module output. Through its established supply channels and proprietary in-house processes, the Company continues to source up to 80% of its feedstock requirements from reclaimed silicon sources, resulting in cost savings of 30-50% over the spot market cost for virgin polysilicon. For its 2009 planned module production of 400MW, the Company has secured approximately 60% of its total feedstock requirements, or an equivalent of approximately 240MW. The Company’s long-term polysilicon contracts currently account for over 40% of its total 2009 silicon requirements.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd., is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is currently one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including a number of European countries, such as Germany, Spain and Italy. Trina Solar’s solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. Trina Solar successfully completed its initial public offering on the New York Stock Exchange in December, 2006 and its ADSs are traded under the ticker symbol TSL. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.